APPENDIX A

a)	General Trust Management:
1.	Provide office space, equipment and clerical personnel necessary for performing the management functions herein set forth.
2.	Supervise the overall operations of the Trust, including the provision of services to the Trust by the Trust's fund accounting agent, transfer agent, administrator, custodians, auditors, and other independent contractors or agents (the "Service Providers").
3.	Negotiate contracts and fees and monitor billings of the Trust's Service Providers.
4.	Review and monitor quality of service provided by the Trust’s Service Providers and work with Service Providers and Fund sponsors to improve service as necessary.
5.	Facilitate preparation and execution of the Trust’s contracts and documents including management agreements, distribution plans, expense limitation agreements and declaration of trust.
6.	Provide personnel to serve as officers of the Trust if so elected by the Board of Trustees.

b)	Sponsor Relationship Management:
1.	Manage the relationships with individual Fund sponsors/advisors including the facilitation of information gathering and general assistance to sponsors with regard to the Funds.
2.	Consult with Fund sponsors regarding investment strategies, Fund fee and class structures and other Fund policies.
3.	Work with Fund sponsors in the preparation and maintenance of Fund agreements and documents.
4.	Assist Fund sponsors in the preparation of documents in response to requests from the Trust’s Trustees including “15C” questionnaires.
5.	Support Fund sponsors in the preparation of documents in response to regulatory inquiries and exams as they relate to the Trust and Funds.

c)	Custodial and Servicing Support
1.	Work with the Fund’s Distributor to facilitate and coordinate the execution of selling, networking and servicing agreements on behalf of the Funds.
2.	Negotiate the terms of networking/servicing agreements with various custodial, servicing, recordkeeping and brokerage platforms.
3.	Coordinate with Fund sponsors and platforms to facilitate the setup of Funds on various custodial, servicing, recordkeeping and brokerage platforms.

d)	Legal Administrative Services
1.	Prepare and file amendments to the Trust’s Registration Statement with the Securities and Exchange Commission (“SEC”).

2.	Prepare and file summary prospectuses.
3.	Prepare and file revised prospectuses and statements of additional information and supplements to prospectuses and statements of additional information with the SEC as need.
4.	Coordinate the preparation and review of XBRL filings with the SEC.
5.	Prepare and gather materials for quarterly and special meetings of the Board of Trustees and Committees of the Trust including establishment of agenda, drafting resolutions, coordinating the collection of materials from the Trust’s service providers, and assembling and disseminating Board materials to the Board of Trustees.
6.	Coordinate shareholder proxies when required including working with vendors in the preparation of proxy materials and the solicitation of shareholders.
7.	Prepare materials for meetings of the shareholders of the Trust, including scripts, inspector’s oath, ballots and certificates.
8.	Prepare meeting minutes.
9.	Provide support for new funds, mergers, conversions, and reorganizations.
10.	Assist in the Trust’s responses to requests for information and the preparation of written responses to regulatory examinations and findings letters.